8911 Capital of Texas Hwy. North Westech 360, Suite 3350 Austin, TX 78759-8497 PHONE 512.338.5400 FAX 512.338.5499 www.wsgr.com
August 22, 2005
Via EDGAR and Overnight Delivery
Jim B. Rosenberg
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Introgen Therapeutics, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 File No. 000-21291
Dear Mr. Rosenberg:
     On behalf of Introgen Therapeutics, Inc. (“Introgen” or the “Company”), we submit the Company’s Memorandum of Response in response to comments from the Staff of the Securities and Exchange Commission received by letter dated August 9, 2005 relating to Introgen’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
     If you have any additional questions or comments, please feel free to contact me at (512) 338-5414 or Alan Bickerstaff at (512) 338-5420.

Sincerely, WILSON SONSINI GOODRICH & ROSATI, Professional Corporation
/s/ Christopher J. Ozburn
Christopher J. Ozburn

cc:	Amy Bruckner, Securities and Exchange Commission (via Federal Express)
 Joel Parker, Securities and Exchange Commission (via Federal Express)
 Jim Albrecht, Introgen Therapeutics, Inc. (via facsimile)
 Alan Bickerstaff

INTROGEN THERAPEUTICS, INC.
MEMORANDUM OF RESPONSE TO SECURITIES AND EXCHANGE COMMISSION
COMMENTS AS SET FORTH IN THE STAFF’S LETTER DATED AUGUST 9, 2005
          This Memorandum sets forth the response of Introgen Therapeutics, Inc. (“Introgen” or the “Company”) to comments from the Staff of the Securities and Exchange Commission (the “Staff”) received by letter dated August 9, 2005 relating to Introgen’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
          The Company acknowledges the Staff’s comment regarding enhancing its disclosure about research and development expenses.
          Specifically, the Company acknowledges the Staff’s suggestion that it disclose research and development costs by project. Introgen recognizes that its MD&A is intended to provide a view of Introgen through the eyes of its management, but Introgen’s management does not use this kind of cost breakdown information in its conduct of the Company’s business. Instead, Introgen’s management tracks and uses the Company’s overall research and development expenses. In fact, if Introgen were to use the resources and incur the expenses necessary to prepare the cost breakdown by individual project for disclosure in its Annual and Quarterly Reports, it would be doing so solely for the purposes of providing such disclosure.
          Introgen understands that this information may be appropriate for those companies that are engaged in research and development activities and also have significant revenues from the sale of commercially available products, and therefore that such disclosure might be useful to investors in such companies. In contrast, Introgen does not currently have products available for commercial sale and therefore does not produce significant revenues from the sale of its products. Introgen expects that if and when its products become commercially available and it begins to generate revenues from the sale of such products, it may begin to track its research and development expenses in a greater level of detail and will be in a position to disclose a greater level of detail about such expenses in its Annual and Quarterly Reports.
          In addition, because of the uncertainties associated with its clinical trials and other requirements and potential requirements of various regulatory agencies from which Introgen must obtain approval to market its products, Introgen cannot predict with reasonable accuracy, and therefore cannot provide useful predictions of the nature, timing and estimated costs of the efforts necessary to complete any of its projects, of the anticipated completion dates of any of its projects, or of the period in which material cash inflows from these projects are expected to commence.
          Introgen believes that it appropriately addresses the risks and uncertainties and consequences associated with the timely completion of development of its projects in the Risk Factors Introgen discloses in its Annual and Quarterly Reports, particularly the following:
•	If we are unable to commercialize ADVEXIN® therapy in various markets for multiple indications, particularly for the treatment of head and neck cancer, our business will be harmed.

•	If we fail to comply with FDA requirements or encounter delays or difficulties in clinical trials for our product candidates, we may not obtain regulatory approval of some or all of our product candidates on a timely basis, if at all.

•	If we continue to incur operating losses for a period longer than we anticipate and fail to obtain the capital necessary to fund our operations, we will be unable to advance our development program and complete our clinical trials.
          Based on the foregoing, the Company believes that it is not necessary or appropriate for Introgen to amend its previous filings to provide additional detail about its research and development expenses. Introgen would be willing, however, to disclose in future Annual and Quarterly Reports that historically the majority of its research and development expenses are related to development of its ADVEXIN therapy and the rest are related to its other product candidates, and that because of the uncertainties associated with regulatory requirements, Introgen cannot predict with reasonable accuracy the development expenses the Company will incur in the future, when the development work will be completed, or when the Company will earn significant revenues from products that might result from the development projects.